FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Press release

Alcatel-Lucent provides an update on its business activities

Paris, September 13, 2007 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today revised its full year 2007 revenue outlook and confirmed its previous statements regarding synergy targets for the year.

Alcatel-Lucent now expects its full year 2007 revenue growth to be flat to slightly up at a constant Euro/USD exchange rate1.  Alcatel-Lucent had previously estimated that its revenue would grow in the mid single digits at a constant rate.  As of today, Alcatel-Lucent’s revenue for the third quarter 2007 is estimated to grow slightly compared to the second quarter 2007 at a constant Euro/USD exchange rate. The company’s revenue for the fourth quarter 2007 is still expected to ramp-up strongly over the third quarter 2007.  Additionally, the change in revenue mix is expected to negatively impact the profitability of the company, especially in the current quarter. For the third quarter 2007, the operating income (loss)2 is expected to be around breakeven.

This downward revision in the revenue forecast is based on the most recent and updated discussions with some wireless customers in North America. Alcatel-Lucent is now seeing a change in capital spending with those customers in 2007, compared to what it had anticipated.  As a result, the company is not seeing the projected volume changes that would have mitigated the ongoing pricing pressures it is experiencing. In other regions and businesses, in particular wireline, enterprise and Asia-Pacific  revenue performance continues to be strong.

The company  continues to execute on its integration plans and is planning to achieve its synergy related pre-tax savings of Euro 600 million this year.  As the company has previously said for this year, it will not retain its gross margin savings due to competitive market conditions but expects it will retain most of its operating expense savings on a comparable basis3.

Alcatel-Lucent continues to expect a strong sequential revenue growth in the fourth quarter, driven by IP transformation, broadband deployment and associated services.

Patricia Russo, Alcatel-Lucent CEO said, “Given ongoing dynamics in the rapidly changing telecom industry, the company is taking steps to accelerate the execution of its current restructuring program and to implement additional focused cost reduction plans in markets which require further actions to be taken.

While the company acknowledges that it is competing in a challenging market environment and executing a complex merger, it remains confident that it has the right combination of people and assets to position the company as a  leading player in the industry.”

Alcatel-Lucent will provide an update regarding its plans when announcing third quarter earnings on October 31, 2007.

1 Compared to  2006 pro-forma revenues

2 Income (loss) from operating activities before restructuring costs, impairment of intangible assets and gain (loss) on disposal of consolidated entities, excluding impacts of Lucent's purchase price allocation.

3 Adjusted for the Nortel UMTS and Riverstone  acquisitions, Euro/USD exchange rate, R&D capitalization & one-offs.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this press release consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as (i) the expected revenue growth for the third and fourth quarters of 2007 and full year 2007 based on constant Euro/USD exchange rates, (ii) the negative impact of the change in revenue mix on profitability, (ii) projected breakeven operating income (loss) for the third quarter 2007, (iv) performance projections in regions outside North America and in businesses other than wireless, (v) our anticipated merger synergies in 2007 and (vi) our expected operating expense savings for 2007.  Words such as "expects," "anticipates," "targets," "projects," "intends," "plans," "believes," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in achieving synergies and cost savings; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws;  whether Alcatel-Lucent can continue to obtain product cost improvements and to implement cost cutting and restructuring programs and whether these efforts will achieve their expected benefits, including improvements in operating income (loss), among other benefits; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Form 20-F for the year ended December 31, 2006, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this news release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries, Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved adjusted proforma revenues of Euro 18.3 billion in 2006 and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Scott Ashby	Tel : +33 (0)1 40 76 29 90	scott.ashby@alcatel-lucent.com
Pascal Bantegnie	Tel: +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel-lucent.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com
Tony Lucido	Tel : +33 (0)1 40 76 49 80	tony.lucido@alcatel-lucent.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: September 14, 2007	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer